                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                  (Amendment No. 12)


                             American Annuity Group, Inc.
                                   (Name of Issuer)


                            Common Stock, $1.00 Par Value
                            (Title of Class of Securities)



                                      023840101
                                    (CUSIP Number)



                                 James E. Evans, Esq.
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)



                                      See Item 4
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

                                  Page 1 of 19 Pages

          CUSIP NO.  023840101           13D             Page 2 of 19 Pages

          1.  NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              American Financial Group, Inc.                    31-1422526
              American Financial Corporation                    31-0624874

          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                   (b) [ ]

          3.  SEC USE ONLY

          4.  SOURCE OF FUNDS*
              See Item 3

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio Corporations

          7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
              WITH:
              SOLE VOTING POWER
              ---

          8.  SHARED VOTING POWER
              31,872,721 (See Item 5)

          9.  SOLE DISPOSITIVE POWER
              ---

          10. SHARED DISPOSITIVE POWER
              31,872,721 (See Item 5)

          11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,872,721 (See Item 5)

          12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                         [ ]

          13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              81.4%

          14. TYPE OF REPORTING PERSON*
                   HC
                   HC

          CUSIP NO. 023840101           13D             Page 3 of 19 Pages

          1   NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              American Financial Enterprises, Inc.            31-0996797

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                   (b) [ ]

          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not Applicable.

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]

          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut Corporation

          7   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
              WITH:
              SOLE VOTING POWER
              ---

          8   SHARED VOTING POWER
              3,857,898 (See Item 5)

          9   SOLE DISPOSITIVE POWER
              ---

          10  SHARED DISPOSITIVE POWER
              3,857,898 (See Item 5)

          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,857,898 (See Item 5)

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                         [X]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.9%

          14  TYPE OF REPORTING PERSON*
                   HC

          CUSIP NO. 023840101           13D             Page 4 of 19 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner
                    Carl H. Lindner III
                    S. Craig Lindner
                    Keith E. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizens

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                     - - -

          8    SHARED VOTING POWER

                    31,872,721 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     - - -

          10    SHARED DISPOSITIVE POWER

                    31,872,721 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    31,872,721 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    81.4% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          Item 1.  Security and Issuer.

              This Amendment No. 12 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), American Financial Enterprises, Inc. ("AFEI") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC, AFEI and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on April 12, 1995, relative to the Common Stock, par value $1.00 per share ("AAG Common Stock"), issued by American Annuity Group, Inc., a Delaware corporation ("AAG").

              The principal executive offices of AAG are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

              On June 9, 1995, American Financial Group, Inc. changed its name from American Premier Group, Inc. As of June 30, 1995, the Lindner Family beneficially owned approximately 50.0% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC
          (approximately 79% of AFC's outstanding voting equity securities). AFC beneficially owns 82.6% of the outstanding common stock of AFEI and its designees constitute a majority of AFEI's Board of Directors. Additionally, certain officers and executives of AFC also serve as officers of AFEI.

              Through their ownership of approximately 50.0% of the outstanding common stock of American Financial and their positions as directors and executive officers of American Financial, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial.

          Item 2.  Identity and Background.

              See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, American Financial, AFC and AFEI.

          Item 3.  Source and Amount of Funds or Other Consideration.

               The Reporting Persons plan to use funds available for investment in order to exercise the rights it is to receive in the rights offering described in Item 4.

          Item 4.  Purpose of Transaction.

              On  July  10,  1995,  AAG  announced  that  it  had  filed  a registration statement with the Securities and Exchange Commission in connection with a proposed rights offering. American Financial has indicated to AAG that it intends to exercise the rights it is to receive in the rights offering. Please see AAG's News Release attached hereto as Exhibit 2.

              The Reporting Persons are "controlling persons" of AAG. They have substantial influence over the management and operations of AAG and participate in the formulation, determination and direction of business policies. Designees of American Financial constitute three of the nine members of the Board of Directors of AAG.

              From  time  to  time,   the  Reporting  Persons  may  acquire
          additional shares of AAG Common Stock or dispose of all or some of the shares of AAG Common Stock which they beneficially own.

          Item 5.  Interest in Securities of the Issuer.

              As of June 30, 1995, the Reporting Persons beneficially owned 31,872,721 shares (or approximately 81.4% of the outstanding shares) of AAG Common Stock as follows:

                     Holder                        Number of Shares

                     AFEI                             3,857,898
                     APU                                553,092
                     GAI                             26,841,731
                     SIC                                620,000
                                                     ----------
                                                     31,872,721

          GAI  =   Great American Insurance Company, 100% owned by AFC
          SIC  =   Stonewall Insurance Company, 100% owned by AFC

               Each company listed above shares with the Reporting Persons the power to vote, or to direct the voting of, and the power to dispose of, or to direct the disposition of, the shares of AAG Common Stock held by such company.

               Ronald F. Walker, James E. Evans, Fred J. Runk, Sandra W. Heimann and Thomas E. Mischell beneficially own 5,006, 17,500, 393, 1,000 and 10,000 shares of AAG Common Stock, respectively. Julius S. Anreder, a director of AFEI, beneficially owns 2,135 shares of AAG Common Stock.

               As of June 30, 1995, and within the last 60 days, other than as set forth above, no transactions involving AAG Common Stock had been engaged in by the Reporting Persons, by American Financial's, AFC's or AFEI's directors or officers.

          Item 6.    Contracts,     Arrangements,     Understandings     or
          Relationships with Respect to Securities of the Issuer.

               See Item 4.

          Item 7.    Material to be filed as Exhibits.

               (1)   Exhibit referred to in Item 2.

               (2)   AAG News Release dated July 10, 1995.

               (3)   Agreement  required  pursuant  to  Regulation  Section
                     240.13d-1(f)(1)   promulgated  under   the  Securities
                     Exchange Act of 1934, as amended.

               (4) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

          Dated:  July 13, 1995       AMERICAN FINANCIAL GROUP, INC.

                                      By: James E. Evans
                                           James E. Evans, Senior Vice
                                           President and General Counsel

                                      AMERICAN FINANCIAL CORPORATION

                                      By: James C. Kennedy
                                           James C. Kennedy, Deputy
                                            General Counsel and Secretary

                                      AMERICAN FINANCIAL ENTERPRISES, INC.

                                      By:  James C. Kennedy
                                            James C. Kennedy, Secretary

                                            James C. Kennedy
                                          James C. Kennedy, As
                                             Attorney-in-Fact for:
                                               Carl H. Lindner
                                               Carl H. Lindner III
                                               S. Craig Lindner
                                               Keith E. Lindner
          (AAG.#12)

          Exhibit 1

          Item 2.  Identity and Background.

               American Financial is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. American Financial operates through indirect, wholly-owned and majority-owned subsidiaries (including AFC and American Premier Underwriters, Inc.) and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations.

               Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Financial. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

               Carl H. Lindner III's principal occupation is as President of American Financial.

               S.  Craig  Lindner's  principal   occupations  are  as  Vice
          Chairman of American Financial and President of American Annuity Group, Inc., a subsidiary of American Financial.

               Keith E. Lindner's principal occupations are as Vice Chairman of American Financial and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Financial.

               The identity and background of the executive officers, directors and controlling persons of American Financial (other than the Lindner Family, which is set forth above) are as follows:

               1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Financial and AFC. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

               2.  James E.  Evans' principal occupation is as  Senior Vice
          President  and  General Counsel  of  American Financial.    He is
          presently a director of American Financial and AFC.

               3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Financial and AFC. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

               4. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of American Financial and AFC. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

               5. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Financial and AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

               6.  Neil M. Hahl's principal occupation  is as a Senior Vice
          President of American Financial.   He is presently a  director of
          American Financial.

               7. Robert W. Olson's principal occupation is as Senior Vice President and Secretary of American Financial.

               8. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial.

               9. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial.

               The identity and background of the executive officers, directors and controlling persons of AFC (other than the Lindner Family, and the remaining members of the Board of Directors, which are set forth above) are as follows:

               1. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Financial. He is also Vice President and General Counsel of AFC.

               2. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

               3. Robert C. Lintz's principal occupation is as a Vice President of AFC.

               4. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial. He is also a Vice President of AFC.

               5. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial. He is also Vice President and Treasurer of AFC.

               American Financial Enterprises, Inc., a Connecticut corpora-tion ("AFEI"), is the successor company to The New York, New Haven and Hartford Railroad Company. AFEI's assets are invested primarily in the common stock of American Financial, American Annuity Group, Inc. and Citicasters Inc. The address of the principal executive offices of AFEI is One East Fourth Street, Cincinnati, Ohio, 45202.

               The identity and background of the executive officers, directors and controlling persons of AFEI (other than the Lindner Family, which are set forth above) are as follows:

               1.   Robert D. Lindner's principal occupation is as Chairman
          of the  Board of Directors of  United Dairy Farmers, Inc.   He is
          presently a director of AFEI.

               2. Julius S. Anreder's principal occupation is as Vice President of Oscar Gruss & Son, Inc. He is presently a director of AFEI and is a member of the Audit Committee of AFEI's Board of Directors. Mr. Anreder's business address is 74 Broad Street, New York, New York, 10004.

               3. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Financial. He is presently a director, Vice President and General Counsel of AFEI.


               4. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial. He is presently a director, Vice President and Treasurer of AFEI.

               5. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial. He is presently a Vice President of AFEI.

               6. Ronald F. Walker's principal occupation is as an executive of AFC. He is presently a director of AFEI.

               The Lindner Family and American Financial may be deemed to be controlling persons with respect to AFC.

               The Lindner Family, American Financial and AFC may be deemed to be controlling persons with respect to AFEI.

               Unless otherwise noted, the business address of American Financial, AFC, AFEI and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

               None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Exhibit 2


                                     NEWS RELEASE

          FOR IMMEDIATE RELEASE

          For: American Annuity Group, Inc.      Contact:S. Craig Lindner
               250 E. Fifth Street               President, AAG
               Cincinnati, OH  45202             513-579-2529


                          AMERICAN ANNUITY GROUP, INC. FILES
                           REGISTRATION STATEMENT TO OFFER
                          COMMON STOCK IN A RIGHTS OFFERINGS

          CINCINNATI, OH, July 10, 1995 - American Annuity Group, Inc. (NYSE: AAG) announced today that it has filed a Registration Statement with the Securities and Exchange Commission to register up to 3,950,000 shares of its Common Stock that are proposed to be offered and sold in a rights offering.

          Under the terms of the proposed rights offering, the Company will distribute transferable rights to holders of its shares of Common Stock on a record date to be fixed by its Board of Directors, which date is expected to be shortly after the effective date of the Registration Statement. Holders of Common Stock will receive on right for each ten shares of Common Stock held as of the Record Date. Each right will permit its holder to purchase one share of Common Stock at a price to be determined by the Company at the time the offer is commenced.

          Holders who exercise in full all rights received will have the ability to subscribe for additional shares of Common Stock at the exercise price for the rights. The maximum number of shares issuable pursuant to the rights offering, including the oversubscription privilege, is 3,950,000. If an insufficient number of shares are available to satisfy all oversubscription exercises, then the available shares will be prorated among those holders who exercise the oversubscription privilege.

          The distribution of rights is expected to commence in August and the offering is expected to be completed approximately 20 days after the rights are distributed. It is expected that the rights will be eligible for trading on the New York Stock Exchange.

          American Financial Group, inc. (NYSE: AFG), which owns approximately 81.4% of the Company's outstanding Common Stock, had indicated that it intends to exercise all of the rights it receives but does not intend to exercise the oversubscription privilege. If half of the remaining rights are exercised, the Company would raise approximately $34 million in the offering.

          In May 1995, American Annuity Group announced that it had signed an agreement to acquire Laurentian Capital Corporation (ASE: LQ), a Philadelphia-based life insurance holding company, for approximately $106 million. Simultaneously with the acquisition, American Annuity Group will repay $45 million of Laurentian debt. The Company expects the rights offering to fund a portion of the purchase price of Laurentian.

          The Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This release of information shall not constitute an offer to sell or the solicitation of an offer to buy. There will not be any offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale in unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

                              *************************

          American Annuity Group sells individual and group annuities nationwide to the savings and retirement markets through its wholly-owned subsidiaries, Great American Life Insurance Company, Lifestyle Financial Investments, Inc., and Retirement Resources Group, Inc. Great American Life Insurance Company is licensed in 49 states, the District of Columbia and the Virgin Islands.

          Exhibit 3
                                      AGREEMENT

               This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), both Ohio corporations and American Financial Enterprises, Inc. ("AFEI"), a Connecticut corporation, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL
          III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

               WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC, AFC beneficially owns 82.6% of the common stock of AFEI and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

               WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and AFEI and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

               WHEREAS, American Premier, AFC and AFEI and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

               NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AFEI and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AFEI or any of their subsidiaries pursuant to
          Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                     AMERICAN PREMIER GROUP, INC.
                                     AMERICAN FINANCIAL CORPORATION
                                     AMERICAN FINANCIAL ENTERPRISES, INC.

                                     By: /s/ James E. Evans
                                          James E. Evans
                                          Vice President & General Counsel

                                     /s/  Carl H. Lindner
                                     Carl H. Lindner

                                     /s/ Carl H. Lindner III
                                     Carl H. Lindner III

                                     /s/ S. Craig Lindner
                                     S. Craig Lindner

                                     /s/ Keith E.  Lindner
                                     Keith E. Lindner

          Exhibit 4


                                  POWER OF ATTORNEY



               I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set  my  hand   at
          Cincinnati, Ohio this 4th day of April, 1995.


                                            /s/ Carl H.  Lindner

                                                Carl H. Lindner

                                  POWER OF ATTORNEY



               I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN   WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                           /s/ Carl H. Lindner III
                                               Carl H. Lindner III

                                  POWER OF ATTORNEY



               I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN   WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                                   /s/ S. Craig  Lindner

                                                       S. Craig Lindner

                                  POWER OF ATTORNEY



               I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN   WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                            /s/ Keith E. Lindner
                                                Keith E. Lindner